UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
SPECIALIZED DISCLOSURE REPORT

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COLUMBIA SPORTSWEAR COMPANY
(Exact name of registrant as specified in its charter)

Oregon	000-23939	93-0498284
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

14375 Northwest Science Park Drive Portland, Oregon 97006
(Address of principal executive offices) (Zip Code)
Bryan Timm, President and Chief Operating Officer (503) 985-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as Exhibit 1.01 hereto. It is publicly available at www.columbia.com, in the Corporate Responsibility section of the website and can be found via the following link:

http://demandware.edgesuite.net/aasn_prd/on/demandware.static/-/Sites-Columbia_US-Library/default/dw2c6550f0/AboutUs/PDF/Conflict_Minerals_Report_2016_web.pdf

The contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2017

COLUMBIA SPORTSWEAR COMPANY

By:	/S/ BRYAN L. TIMM
Bryan L. Timm, President and Chief Operating Officer